Exhibit 99.2
Gross debt breakdown
Unaudited

(€ billion)	Outstanding December 31, 2020	Outstanding September 30, 2020
Bank debt	10.3	15.6
Capital markets debt	8.7	8.7
Other debt	0.4	0.4
Lease liabilities	1.7	1.7
Cash maturities	21.1	26.5
Asset-backed financing	0.0	0.0
Accruals	0.1	0.0
Gross Debt(1)	21.2	26.5
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Note: Amounts may not add due to rounding.
(1) Gross debt at December 31, 2020, includes €0.1 billion (€0.1 billion at September 30, 2020) of debt classified within Liabilities held for sale.

Debt Maturity Schedule
Unaudited

Outstanding December 31, 2020	(€ billion)	2021	2022	2023	2024	2025	Beyond
10.3	Bank debt	1.9	5.8	1.5	0.1	0.8	0.0
8.7	Capital markets debt	1.3	1.4	2.5	1.3	0.0	2.3
0.4	Other debt	0.4	0.0	0.0	0.0	0.0	0.0
1.7	Lease liabilities	0.4	0.2	0.2	0.2	0.1	0.7
21.0	Total Cash maturities(1)(2)	4.0	7.4	4.2	1.5	0.9	3.0

24.1	Cash and Marketable securities
7.3	Undrawn committed credit lines
31.4	Total available liquidity
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Note: Amounts may not add due to rounding.
(1) Amounts exclude accruals and asset-backed financing (~€0.1 billion at December 31, 2020).
(2) Total cash maturities at December 31, 2020, excludes €0.1 billion of debt classified within Liabilities held for sale.